

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Christopher Conley
President and Chief Executive Officer
Universal Technology Systems Corp.
4073 South Tamiami Trail
Sarasota, Florida 34231

> **Re: Universal Technology Systems Corp.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2013**
> **File No. 333-187308**

Dear Mr. Conley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992). The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply

with Rule 419.

2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Facing page

4. We note that the language "The information in this prospectus . . ." is included in the last paragraph under the Calculation of Registration Fee table. Please delete this language since it is already included on the prospectus cover page.

Prospectus Cover Page

5. Please disclose that investor funds will be immediately available for use by the registrant.

6. Please disclose here that the maximum amount sought in this offering is insufficient to begin business operations.

Business Summary, page 4

7. Please revise to clearly disclose in the beginning of this section that $33,000 from this offering is not sufficient to begin your operations and the $33,000 will be used to investigate and analyze what operating equipment, office equipment, consulting team, marketing and facilities are necessary to operate a waste facility.

8. We note disclosure here that you need to raise $675,000 over the next 12 months and we note disclosure throughout the registration statement that states that you need to raise the $675,000 over the next 18 months. Please revise your disclosure to consistently disclose whether your intended capital raising will be over the next 12 or 18 months and revise this section to clearly disclose that you need the $675,000 to begin the startup of your operations and that you are unable to identify in any detail the steps you will take to obtain the financing required to execute your business plan.

Risk Factors, page 6
Because we have not developed . . . , page 8

9. Please disclose whether you are attempting to incorporate the information on external web sites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus. We also note the use of external websites in the Business section.

Dilution of the Price You Pay for Your Shares, page 16

10. Please revise your table on page 16 to reflect your net tangible book value per share before the offering of $0.0008 rather than $0.008.

11. In your table on page 17, you indicate that your pro forma net tangible book value per share before the offering was $0.001 in the 35%, 50%, 75% and 100% columns. In all of these columns, it appears that your pro forma net tangible book value per share before the offering should be $0.0008 and the increase in book value attributable to new investors should be the difference between this pro forma net tangible book value per share before the offering and after the offering. If so, the dilution to new shareholders as a percentage of offering price would appear to be 90.5% in the 35% column, 86.6% in the 50% column, 80.8% in the 75% column and 75.8% in the 100% column. Please also revise your table to include the dollar amount per share of dilution to new shareholders. Refer to Item 506 of Regulation S-K.

Plan of Distribution, page 17

12. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individual solicit investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

13. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Management, page 30

14. Please revise your filing to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Conley should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Dealer Prospectus Delivery Obligation, page 35

15. Please move this information to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

16. Please make arrangements with your auditor for them to revise the third paragraph of their report to reference the period from January 28, 2013 (date of inception) through January 31, 2013, rather than the year then ended.

Signatures, page II-3

17. We note that the signature section refers to the "Prospectus". Please revise the signature section to refer to the registration statement.

Exhibit 23

18. Please make arrangements with your auditor for them to revise their consent as follows:

- Disclose their consent to the inclusion of their name under the Experts section of the Form S-1;

- Remove the incorporation by reference wording, since their report is included directly in the Form S-1; and

- Reference the period from January 28, 2013 (date of inception) through January 31, 2013, rather than the year then ended.

Subscription Agreement, Exhibit 99

19. We note the reference to Units in the subscription agreement, however shares are registered in the registration statement. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Diane J. Harrison, Esq.